DEXIA
Group

RECEIVED
2005 FEB 15 A 9:11
[illegible]FICE OF INTER[illegible]
CORPORATE [illegible]

The Secretary-General

Securities and Exchange Commis
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

05005825

SUPPL

January 25th, 2005

Attention: Special Counsel/Office of International Corporate Finance

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of January 19, 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
FEB 17 2005
THOMSON
FINANCIAL

dw 2/17

DEXIA

Bank

PRESS RELEASE

Dexia Bank - Pacheco 44 (GI 9/32) B-1000 Brussels - Tel.: 02 222 49 95 - Fax: 02 222 90 90 - pressdexia@dexia.be

19/01/2005 «MEDIA»
1 P. «NOM»

La RTBF diffuse ce soir dans son magazine Actuel un reportage intitulé « Le tango des fraudeurs », consacré à des dossiers qui font l'objet d'une instruction concernant l'ex-Crédit Communal.

Ces dossiers étant à l'instruction, pour Dexia Banque il est impossible de communiquer quant à leur contenu. De plus, toute déclaration peut influencer de façon directe ou indirecte la défense des personnes concernées. A cet égard, Dexia tient à préciser qu'inculpation n'équivaut pas à culpabilité et que la banque confirme sa confiance dans les personnes inculpées.

Pour l'ensemble de ces dossiers, il n'y a à notre connaissance aucun élément neuf.

Dexia Banque, c'est avant tout 4 millions de clients qui sont servis dans le strict respect des lois et des règlements. Dexia Banque, c'est aussi 12.000 collaborateurs qui ont pour objectif de servir au mieux le client au quotidien dans le respect total des lois et de l'éthique.

Vanavond zendt de RTBF in zijn programma Actuel de reportage « Le tango des fraudeurs » uit. Ze is gewijd aan dossiers die het voorwerp zijn van een gerechtelijk onderzoek in verband met het vroegere Gemeentekrediet.

Aangezien deze dossiers in handen van het gerecht zijn, kan Dexia Bank zich niet over de inhoud ervan uitspreken. Bovendien kan elke verklaring de verdediging van de betrokken personen rechtstreeks of onrechtstreeks beïnvloeden. Dexia wenst te benadrukken dat in verdenking stelling niet gelijkstaat met schuld en dat de bank haar vertrouwen in de betrokken personen bevestigt.

Wat deze dossiers in hun geheel betreft, is er bij ons weten geen enkel nieuw element.

Dexia Bank staat in de eerste plaats te dienste van 4 miljoen cliënten, die een dienstverlening krijgen met strikte inachtneming van wetten en reglementen. Dexia Bank staat ook voor 12.000 medewerkers die de cliënt dagelijks een optimale service willen verlenen conform de wetgeving en de ethiek.

This evening, in its programme "Actuel", the RTBF will be broadcasting a report entitled "The fraudsters' tango", about cases which are under investigation concerning the former Crédit Communal.

As these cases are under investigation, it is impossible for Dexia Bank to remark on their content. Moreover, any declaration could either directly or indirectly influence the defence of the people concerned. In that regard, Dexia would like to point out that an allegation is not the same as guilt; and the Bank affirms its confidence in those persons.

In all of these cases, to our knowledge there is no new element.

Dexia Bank has 4 million clients who are served in the strictest respect for the laws and regulations. Dexia Bank also has 12,000 members of staff whose aim is to serve their clients best on a daily basis in total respect for the laws and professional ethics.